Exhibit 99.1

PLASTEC TECHNOLOGIES REPORTS FISCAL 2019 FINANCIAL RESULTS

Hong Kong – April 27, 2020 – Plastec Technologies, Ltd. (OTCBB: PLTYF) (the “Company”) today reported audited financial results for the fiscal 2019 year ended December 31, 2019. See financial tables at the end of this release in Hong Kong dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8.

Special Dividends Paid to Shareholders During Fiscal 2019 Year

During its fiscal 2019 year, the Company paid $4.10 per ordinary share to shareholders in the form of two special cash dividends, paid to shareholders of record on June 28, 2019 ($2.50 per ordinary share) and December 12, 2019 ($1.60 per ordinary share).

Current Balance Sheet Highlights

•	$22.6 million in working capital at December 31, 2019, compared to $54.9 million at December 31, 2018.
•	Book value per share was $1.76 at December 31, 2019, compared to $5.45 at December 31, 2018.

Management Comments

Mr. Kin Sun Sze-To, Chairman of the Company, stated, “The Company has successfully completed all intended obligations for its legacy business, while continuing to maintain our public company listing status in order to evaluate investment opportunities in the future. During this process, we have maintained a low expense structure while continuing to return capital to our shareholders in the form of special cash dividends.”

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Adam Prior, Senior Vice President

(212) 836-9606

aprior@equityny.com

Plastec Technologies, Ltd April 27, 2020	Page 2

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$

Revenues	-	-	-

Operating (expenses)/income, net
Selling, general and administrative expenses	(6,614)	(4,554)	(15,083)
Other income	-	9,954	-
Total operating (expenses)/income, net	(6,614)	5,400	(15,083)

Income/(loss) from operations	(6,614)	5,400	(15,083)

Interest income	2,213	3,082	3,297
Income/(loss) before income tax expense	(4,401)	8,482	(11,786)

Income tax expense from continuing operations	(524)	(2,435)	(729)
Net income/(loss) from continuing operations attributable to the Company’s shareholders	(4,925)	6,047	(12,515)

Discontinued operations:
Net income from discontinued operations (including gain of HK$47,845 (2018: HK$171,809, 2017: HK$141,341) upon the disposal)	144,820	171,927	53,364
Income tax expenses from discontinued operations	-	-	-

Net income from discontinued operations attributable to the Company’s shareholders	144,820	171,927	53,364

Net income attributable to the Company’s shareholders	139,895	177,974	40,849

Other comprehensive income:
Continuing operations	-	-	-
Discontinued operations	(813)	6,674	-
	(813)	6,674	-
Comprehensive income attributable to the Company’s shareholders	139,082	184,648	40,849

Net income/(loss) per share:

Weighted average number of ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Basic income per share attributable from
Continuing operations	HK$(0.38)	HK$0.47	HK$(0.97)
Discontinued operations	HK$11.19	HK$13.29	HK$4.13

Diluted income per share attributable from
Continuing operations	HK$(0.38)	HK$0.47	HK$(0.97)
Discontinued operations	HK$11.19	HK$13.29	HK$4.13

Plastec Technologies, Ltd April 27, 2020	Page 3

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2018	2019
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	272,750	185,530
Deposits, prepayment and other receivables	1,685	1,754
Consideration receivable	165,506	-
Current assets from discontinued operations	1,724	-
Total current assets	441,665	187,284

Property, plant and equipment, net	786	423
Intangible assets	438	438
Non-current assets from discontinued operations	120,550	-
Total assets	563,439	188,145

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals	776	1,341
Tax payable	8,678	9,407
Current liabilities from discontinued operations	3,676	-
Total current liabilities	13,130	10,748

Total liabilities	13,130	10,748

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	524,189	151,277
Total shareholders’ equity	550,309	177,397

Total liabilities and shareholders’ equity	563,439	188,145

Plastec Technologies, Ltd April 27, 2020	Page 4

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$

Operating activities
Net income	139,895	177,974	40,849
Less: Net income from discontinued operations	(144,820)	(171,927)	(53,364)
Net income/(loss) from continuing operations	(4,925)	6,047	(12,515)
Adjustments to reconcile net income to net cash provided by operating activities:
Amortisation	363	363	363
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(402)	(310)	(70)
Other payables and accruals	(475)	(221)	565
Tax payables	524	2,435	729
Net cash provided by/(used in) continuing operations	(4,915)	8,314	(10,928)
Net cash provided by/(used in) discontinued operations	(16,774)	17,168	11,986
Net cash provided by/(used in) operating activities	(21,689)	25,482	1,058

Investing activities
Net cash inflow from disposals of subsidiaries (net of cash disposed of HK$93 for the year 2019, HK$49,666 for the year 2018 and HK$ nil for the year 2017)	131,686	350,655	325,413
Net cash provided by continuing operations	131,686	350,655	325,413
Net cash used in discontinued operations	(48,943)	(101,410)	-
Net cash provided by investing activities	82,743	249,245	325,413

Financing activity
Dividends paid	(151,376)	(403,669)	(413,761)
Net cash used in continuing operations	(151,376)	(403,669)	(413,761)
Net cash used in discontinued operations	-	-	-
Net cash used in financing activity	(151,376)	(403,669)	(413,761)

Net decrease in cash and cash equivalents	(90,322)	(128,942)	(87,290)

Effect of exchange rate changes	(813)	6,674	-
Cash and cash equivalents, beginning of year	486,222	395,087	272,820
Cash and cash equivalents, end of year	395,087	272,819	185,530
Less: cash and cash equivalents from discontinued operations	(94,516)	(69)	-
Cash and cash equivalents, end of year from continuing operations	300,571	272,750	185,530

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	2,213	3,082	3,297
Income taxes paid	-	-	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Consideration receivable	141,341	165,506	-